J.P. MORGAN TRUST IV

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

May 3, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	J.P. Morgan Trust IV (the “Trust”); File Nos. 333-208312; 811-23117; Post-Effective Amendment No. 24

Dear Ms. White:

This letter is in response to the additional comment you provided in response to the correspondence (“Correspondence”) filed on April 28, 2017 with respect to the filing for the JPMorgan Core Focus SMA Fund (the “Core Focus SMA Fund”) and the JPMorgan Municipal SMA Fund. Our response to your additional comment is set forth below.

1.	Comment: The response to Comment 12 in the Correspondence indicates that there are no limitations on the amount that the Core Focus SMA Fund may allocate to agency and non-agency collateralized mortgage obligations (“CMOs”). Please disclose supplementally in correspondence how investments in agency and non-agency CMOs will be counted for purposes of determining the Fund’s limitation on investments in illiquid securities.

Response: As disclosed in the Fund’s SAI, the Fund will not acquire any illiquid securities if as a result thereof, more than 15% of the market value of the Fund’s net assets would be in investments which are illiquid. While the Fund’s adviser does not believe that investments in CMOs are per se illiquid, to the extent that the adviser determines that an investment in a particular CMO is illiquid, such investment would be counted towards the Fund’s 15% limitation on illiquid securities.

* * * *

We hope that the Staff finds this letter responsive to the Staff’s additional comment. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary